February 21, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington DC 20549

Re:	ACP Strategic Opportunities Fund II LLLC Definitive Proxy Statement (1940 Act Registration Number 811-21031)

Pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, enclosed please find a Definitive Proxy Statement, Exhibits thereto and form of Proxy in connection with a Special Meeting of Shareholders (the “Meeting”) of ACP Strategic Opportunities Fund II LLC (the “Fund”). The Meeting is being called by the Fund’s Board of Directors to obtain shareholder approval for a new Investment Management Agreement.

Definitive copies of the Proxy Statement, Exhibits and form of proxy are expected to be released to Fund shareholders on or about February 21, 2014. The Meeting is to be held on March 21, 2014.

Please call the undersigned at (484)588-2115 with any comments or questions concerning this filing.

Sincerely,

/s/ Gino Malaspina, Esq.

Cipperman & Company, LLC